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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE TO
                                (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
          OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

                       PUERTO RICAN CEMENT COMPANY, INC.
                      (Name of Subject Company (Issuer))

                          TRICEM ACQUISITION, CORP.,
          an indirect wholly owned subsidiary of CEMEX, S.A. de C.V.
                     (Names of Filing Persons (Offerors))

                               -----------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                               -----------------

                                  745075-10-1
                     (CUSIP Number of Class of Securities)

                               Ramiro Villarreal
                              CEMEX, S.A. de C.V.
                          Ave. Constitucion 444 Pte.
                      Monterrey, Nuevo Leon, Mexico 64000
                         Telephone: (011-528) 328-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                  Copies to:
                             Randall H. Doud, Esq.
                             Skadden, Arps, Slate,
                              Meagher & Flom LLP
                               Four Times Square
                              New York, New York
                                  10036-6522
                            Telephone: 212-735-3000

                           CALCULATION OF FILING FEE

================================================================================

                  Transaction Valuation* Amount of Filing Fee
                       $180,196,590      $16,578.09
                  -------------------------------------------

================================================================================
* For purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock of Puerto Rican
   Cement Company, Inc. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals
   $92 for every $1,000,000 of the transaction value.

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

             Amount Previously Paid:    Form or Registration
               N/A                      No.:  N/A
             Filing party:  N/A         Date Filed:  N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

   THIS TENDER OFFER STATEMENT ON SCHEDULE TO RELATES TO THE OFFER BY TRICEM ACQUISITION, CORP. (THE "PURCHASER"), A PUERTO RICO CORPORATION AND AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CEMEX, S.A. DE C.V., A COMPANY ORGANIZED UNDER THE LAWS OF THE UNITED MEXICAN STATES ("CEMEX"), TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF PUERTO RICAN CEMENT COMPANY, INC. (THE "COMPANY"), PAR VALUE $1.00 PER SHARE (THE "SHARES"), AT U.S. $35.00 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, COPIES OF WHICH ARE ATTACHED HERETO AS EXHIBITS (A)(1) AND (A)(2), RESPECTIVELY (WHICH ARE HEREIN COLLECTIVELY REFERRED TO AS THE "OFFER").

   ALL OF THE INFORMATION IN THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, AND ANY SUPPLEMENTS THERETO RELATED TO THE OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY THE PURCHASER AND CEMEX, HEREBY IS INCORPORATED BY REFERENCE (WHERE APPROPRIATE) IN ANSWER TO ITEMS 1 THROUGH 12 OF THIS SCHEDULE TO (WHETHER OR NOT IDENTIFIED WITH SPECIFICITY).

Item 1. Summary Term Sheet.

                 The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a) The name of the subject company is Puerto Rican Cement Company, Inc, a Puerto Rico corporation (the "Company"), the address of its principal executive offices is Amelia Industrial Park in Guaynabo, Puerto Rico and its mailing address is P.O. Box 364487, San Juan, Puerto Rico 00936-4487. Its telephone number is (787) 783-3000.

        (b) The title of the subject class of securities being sought is Common Stock, par value $1.00 per share (the "Shares"). The information concerning the securities outstanding set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

        (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" and "Dividends and Distributions" in the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

        (a)-(c) The information set forth in "Certain Information Concerning CEMEX and the Purchaser" and in Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a) The information set forth under "Introduction," "Terms of the Offer," "Procedures for Accepting the Offer and Tendering Shares," "Withdrawal Rights," "Acceptance for Payment and Payment for Shares," "Purpose of the Offer; Plans for the Company," "Source and Amount of Funds" and "Material United States Federal Income Tax Consequences" in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a)-(b) The information set forth in "Background of the Offer; Past Contacts or Negotiations with the Company," "The Merger Agreement and the Transaction Support Agreements," "Certain Information Concerning CEMEX and the Purchaser" and "Purpose of the Offer; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

        (a), (c) The information set forth in "Introduction," "The Merger Agreement and the Transaction Support Agreements," "Purpose of the Offer; Plans for the Company," "Certain Effects of the Offer," and "Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

    (a)-(b), (d) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        (a)-(b) The information set forth in "Introduction," "Certain Information Concerning the Company," "Certain Information Concerning CEMEX and the Purchaser," "The Merger Agreement and the Transaction Support Agreements" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a) The information set forth in "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

        (a)-(b) The information set forth in "Certain Information Concerning CEMEX and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

        (a)-(b) The information set forth in "Introduction," "Certain Information Concerning CEMEX and the Purchaser," "The Merger Agreement and the Transaction Support Agreements, "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

        (a)(1)   Offer to Purchase, dated July 1, 2002.

        (a)(2)   Letter of Transmittal.

        (a)(3)   Notice of Guaranteed Delivery.

        (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (a)(7) Joint Press Release issued by CEMEX and the Company (English version) on June 12, 2002 (incorporated herein by reference to the Schedule TO-C filed by CEMEX on June 12, 2002).

        (a)(8) Joint Press Release issued by CEMEX and the Company (Spanish version) on June 12, 2002 (incorporated herein by reference to the Schedule TO-C filed by CEMEX on June 12, 2002).

        (a)(9)   Press Release issued by CEMEX (English version) on July 1,
                 2002.

        (a)(10)  Press Release issued by CEMEX (Spanish version) on July 1,
                 2002.

        (a)(11) Summary Advertisement as published in the Wall Street Journal and The New York Times on July 1, 2002.

        (d)(1) Agreement and Plan of Merger, dated as of June 11, 2002, among CEMEX, the Purchaser and the Company.

        (d)(2) Transaction Support Agreement, dated as of June 11, 2002, among CEMEX, the Purchaser and El Dia, Inc.

        (d)(3) Transaction Support Agreement, dated as of June 11, 2002, among CEMEX, the Purchaser and Ferre Investment Fund, Inc.

        (d)(4) Transaction Support Agreement, dated as of June 11, 2002, among CEMEX, the Purchaser and South Management Corporation.

        (d)(5) Transaction Support Agreement, dated as of June 11, 2002, among CEMEX, the Purchaser and Alfra Investment Corporation.

        (d)(6) Confidentiality Agreement, dated May 24, 2002, between Cemex, Inc. and the Company.

           [The remainder of this page is intentionally left blank]

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           TRICEM ACQUISITION, CORP.

                                           By:   /s/  JILL SIMEONE
                                               -----------------------------
                                                 Name: Jill Simeone
                                                 Title: Assistant Secretary

                                             CEMEX, S.A. DE C.V.

                                             By:   /s/  RAMIRO G. VILLARREAL
                                                 -----------------------------
                                                   Name: Ramiro G. Villarreal
                                                   Title: General Counsel

Dated: July 1, 2002

                                 EXHIBIT INDEX

Exhibit No. Exhibit Name                                                                      Page Number
----------- ------------                                                                      -----------

  (a)(1)    Offer to Purchase, dated July 1, 2002.

  (a)(2)    Letter of Transmittal.

  (a)(3)    Notice of Guaranteed Delivery.

  (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees.

  (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
            and Other Nominees.

  (a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form
            W-9.

  (a)(7)    Joint Press Release issued by CEMEX and the Company (English version) on June
            12, 2002 (incorporated herein by reference to the Schedule TO-C filed by CEMEX on June 12, 2002).

  (a)(8)    Joint Press Release issued by CEMEX and the Company (Spanish version) on June
            12, 2002 (incorporated herein by reference to the Schedule TO-C filed by CEMEX on June 12, 2002).

  (a)(9)    Press Release issued by CEMEX (English version) on July 1, 2002.

  (a)(10)   Press Release issued by CEMEX (Spanish version) on July 1, 2002.

  (a)(11)   Summary Advertisement as published in the Wall Street Journal and The New York
            Times on July 1, 2002.

  (d)(1)    Agreement and Plan of Merger, dated as of June 11, 2002, among CEMEX, the
            Purchaser and the Company.

  (d)(2)    Transaction Support Agreement, dated as of June 11, 2002, among CEMEX, the
            Purchaser and El Dia, Inc.

  (d)(3)    Transaction Support Agreement, dated as of June 11, 2002, among CEMEX, the
            Purchaser and Ferre Investment Fund, Inc.

  (d)(4)    Transaction Support Agreement, dated as of June 11, 2002, among CEMEX, the
            Purchaser and South Management Corporation.

  (d)(5)    Transaction Support Agreement, dated as of June 11, 2002, among CEMEX, the
            Purchaser and Alfra Investment Corporation.

  (d)(6)    Confidentiality Agreement, dated May 24, 2002, between Cemex, Inc. and the
            Company.